Filed by Nanogen, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Epoch Biosciences, Inc.

Commission File No: 000-22170

NANOGEN AND EPOCH BIOSCIENCES STOCKHOLDERS VOTE IN FAVOR OF

MERGER

SAN DIEGO, CA and BOTHELL, WA (December 15, 2004) – Nanogen, Inc. (Nasdaq: NGEN), developer of advanced diagnostic products, announced that stockholders approved the issuance of shares of Nanogen common stock pursuant to the merger agreement with Epoch Biosciences (Nasdaq: EBIO) at Nanogen’s special meeting of stockholders completed earlier today. Nanogen stockholders also approved an amendment to the company’s certificate of incorporation increasing the number of authorized shares of Nanogen common stock to 135 million shares. Epoch stockholders adopted the merger agreement and approved the merger at a special meeting of its stockholders also completed earlier today. Nanogen and Epoch expect to close the merger tomorrow. Epoch stock is expected to cease trading on NASDAQ at the close of trading on December 16, 2004.

Under the terms of the merger agreement and assuming a closing on December 16, 2004, Epoch stockholders will receive 0.4673 shares of Nanogen common stock in exchange for each share of Epoch common stock they hold. At the completion of the merger, Nanogen will have approximately 50 million common shares outstanding. The value of the transaction based on the closing price of Nanogen common stock on December 14, 2004 is approximately $97 million.

About Nanogen, Inc. (Pre-Merger)

Nanogen’s advanced diagnostics provide physicians and patients worldwide with sophisticated information to predict, diagnose and treat disease. Research and clinical reference labs use the highly accurate and reliable NanoChip® Molecular Biology Workstation, NanoChip® Electronic Microarrays and analyte specific reagents to develop tests to detect mutations associated with genetic diseases. The next generation instrument system, the NanoChip® 400, is expected to be available in 2005. Nanogen’s subsidiary SynX offers a line of point-of-care diagnostic tests and is building expertise in cardiac related health conditions. Nanogen’s ten years of pioneering research involving nanotechnology may also have future applications in medical diagnostics, biowarfare and other industries. For additional information please visit Nanogen’s website at www.nanogen.com.

About Epoch Biosciences, Inc. (Pre-Merger)

Epoch Biosciences, Inc. develops and sells proprietary products with commercial applications in the genomics and molecular diagnostics fields. Epoch’s technology has numerous applications including the detection of inherited diseases, single nucleotide polymorphisms (SNPs) to identify individuals at risk for disease or adverse drug reactions, and gene expression measurement. The company’s chemical reagents enhance the performance of genetic analysis procedures, and are compatible with the majority of DNA analysis systems currently employed or under development for research and diagnostic use. The company has an established presence in the research market through licenses to leading genomics companies, global distribution agreements and direct sales to end-users. Epoch also participates in the industrial/bioterrorism sectors and has entered the diagnostics market. Information about Epoch is available at www.epochbio.com.

Forward Looking Statement

This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including statements about the consummation of the pending merger of Nanogen and Epoch, future financial and operating results of the combined company and benefits of the pending merger, whether patents owned or licensed by Nanogen will be developed into products, whether the patents owned by Nanogen offer any protection against competitors with competing technologies, whether products under development can be successfully developed and commercialized, whether results reported by our customers or partners can be identically replicated, and other risks and uncertainties discussed under the caption “Factors That May Affect Results” and elsewhere in Nanogen’s Form 10-K or Form 10-Q most recently filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. Nanogen disclaims any intent or obligation to update these forward-looking statements.

In addition to the specific risks identified in the preceding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into Nanogen’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Additional Information and Where to Find It

In connection with the merger of Nanogen, Inc. (“Nanogen”) and Epoch Biosciences (“Epoch”), Nanogen will file a registration statement on Form S-4, which will include a prospectus of Nanogen and a joint proxy statement for each of Nanogen’s and Epoch’s special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by Nanogen and Epoch with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by Nanogen with the Securities and Exchange Commission may also be obtained from Nanogen by directing a request to Nanogen, Attention: Larry Respess, Secretary, 858-410-4600. Free copies of the joint proxy statement (when available) and other documents filed by Epoch with the Securities and Exchange Commission may also be obtained from Epoch by directing a request to Epoch, Attention: Bert Hogue, Chief Financial Officer, 425-482-5555.

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Nanogen Contacts:
Robert Saltmarsh	Pam Lord, Atkins + Associates
VP Corporate Development	Media & Investor Relations
858-410-4600	858-527-3494
rsaltmarsh@nanogen.com	plord@irpr.com

Epoch Biosciences Contacts:
Bert W. Hogue, Epoch Biosciences	Jonathan Fassbert/Brian Korb
Chief Financial Officer	The Trout Group
425-482-5555	212-477-9007